Syngenta International AG Schwarzwaldallee 215 CH-4002 Basel Switzerland www.syngenta.com

VIA EDGAR SUBMISSION AND COURIER

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Basel, June 19, 2014

Re:	Syngenta AG
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed February 13, 2014
File No. 1-15152

Dear Ms. Cvrkel:

This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated June 6, 2014 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed February 13, 2014 (the “Annual Report”).

Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter. References to page numbers in the below responses are to the page numbers of the Annual Report.

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Form 20-F for the Year Ended December 31, 2013

Risk Factors, page 4

Syngenta conducts business in most countries of the world, including certain high-risk countries…, page 9

1.
You include disclosure about operations in Sudan and Cuba, and your website provides contact information for those countries. While you discussed closing your office in Syria in your letter to us dated December 16, 2011, we note that Syngenta Flowers’ website lists dealers for Syria. Please tell us about contacts with Sudan, Cuba and Syria since the prior letter. As you are aware, Sudan, Cuba and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, Cuba and Syria, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. Your response should describe any products, technology or services you have provided to Sudan, Cuba and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:

Syngenta submits the following information to the Staff on its contacts with Sudan, Cuba and Syria, (in each case reflecting developments since the letter to the Staff dated December 16, 2011), including the nature and extent of Syngenta’s past, current and anticipated contacts with those countries, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements and any products, technology or services Syngenta has provided to these countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts Syngenta has had with the governments of those countries or entities controlled by those governments.

As noted in the 2011 letter, Syngenta did close its office in Syria in September 2011. Since then, Syngenta has made no sales in Syria of any of its products, has had no employees, contractors or assets in Syria, and has had no contact, either directly or indirectly, with the Syrian government. In addition, we have checked our website and the list of dealers for Syria on Syngenta Flower’s website was not accurate (and has since been corrected) as, to Syngenta’s knowledge, none of the listed dealers are registered in Syria and no sales have been offered or made in Syria through any of these dealers or through any other source.

Since 2011, sales of products in Sudan and Cuba have continued to consist primarily of herbicides, fungicides, insecticides, seed treatments and seeds.  As disclosed on pages 12 to 23 of the Annual Report, these products are designed for use in the agricultural industry. As disclosed on pages 29 to 32 of the Annual Report, Syngenta’s Lawn & Garden business, which comprises less than 5 percent of Syngenta’s total sales, provides professional growers and consumers with flowers, turf, landscape and professional pest management products. Certain of these Lawn & Garden products are also marketed in Sudan and Cuba. It is Syngenta’s belief that its operations in Sudan and Cuba have been and are in compliance with applicable laws and regulations. Set out below is a description of Syngenta’s contacts with each country.

Syria: As noted above, no sales have been made to Syria and Syngenta has no office, employees or assets in Syria since 2011.

Sudan: Syngenta operates a representative office in Sudan, currently staffed by eight employees plus five contractors, which is engaged primarily in providing (i) marketing support for Syngenta’s import of products to distributors in Sudan, (ii) marketing and technical advice to distributors in Sudan and (iii) technical advice to farmers on the use of Syngenta’s products. The only agreements, commercial arrangements or other contacts Syngenta has or had with the government of Sudan or entities controlled by the government of Sudan consist of interactions related to the fulfillment of administrative duties, taxation and compliance with local laws and regulations, and sales of goods through government tenders. The products Syngenta has sold and continues to sell in Sudan are agricultural pesticides used to treat cotton, sugarcane, fruit and vegetables, with certain of the products having additional application in public health.

Cuba: Syngenta maintains a representative office in Cuba, which is currently staffed by seven employees (sourced through a Cuban state employment agency), who coordinate product trials and logistics with Syngenta’s customers in Cuba. Syngenta’s office also has one contractor who is engaged primarily in the promotion of Syngenta’s business interests, including the negotiation of sales terms and conditions. Since 2011, the contacts Syngenta has or had with the government of Cuba consist of selling products to Cuban import companies, which are foreign trade organizations belonging to Cuban ministries, and in relation to administrative matters, both as further described below.

The products sold in Cuba consist of agricultural pesticides and, to a lesser extent, vegetable seeds and products for the control of vectors and rodents. The agreements, commercial arrangements or other contacts Syngenta has or had with the government of Cuba or entities controlled by the government of Cuba consist of products in a consignment stock managed by a Cuban import company for sale to customers, which are either Cuban agriculture companies or Cuban hotels or storage facilities (for vector control related products), and cooperation agreements with Cuban research institutes belonging to the Cuban Ministry of Agriculture, state company Azcuba (formerly, “Ministry of Sugarcane”) and Ministry of Public Health. These cooperation agreements outline the trial procedures for the optimal application of Syngenta’s products in Cuba. In addition, Syngenta has interactions with entities of the Cuban government related to contracting the seven staff members referred to above, office rent, electricity, communications services, the fulfillment of administrative duties and compliance with local laws and regulations. From 2011 through the date of this letter, Syngenta also made donations of products and seed-treating equipment to Cuban entities to support hurricane relief and the efficient application of Syngenta’s seed care products. These donations had an aggregate value of less than $0.2 million.

2.
Please discuss the materiality of any contacts with Sudan, Cuba and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. We note your disclosure that operations in these countries are quantitatively immaterial. Tell us the approximate dollar amounts of any associated revenues, assets, and liabilities related to these countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Cuba and Syria

Response:

Syngenta has noted in its current and past Annual Reports the existence of its operations in Sudan, Cuba and Syria, which would alert any investor that might consider Syngenta having any operations in those countries to be material. For the reasons set forth below, Syngenta does not believe that its operations in Sudan, Cuba and Syria, individually or in the aggregate, have materially affected its reputation or share value or that they constitute a material investment risk to its security holders, and that therefore no incremental disclosure is required.

Syngenta has considered materiality in this letter based on quantitative factors as well as qualitative factors that it believes a reasonable investor would deem important in making an investment decision, including the potential impact on Syngenta’s reputation and share value of operations in countries which are identified by the U.S. government as state sponsors of terrorism and subject to U.S. economic sanctions.  Syngenta acknowledges, and is sensitive to, the economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control on such countries.

First, as a quantitative matter, as was disclosed in the 2011 letter, Syngenta’s sales in Syria prior to closing its office there in September 2011 totaled $0.2 million. Syngenta has had no sales in Syria since then. Further, in Sudan and Cuba combined, during each of the three years ended December 31, 2011, 2012 and 2013 and during the five months ended May 31, 2014:

•	sales were less than $25 million (less than 0.2 percent of Syngenta’s total annual sales), with neither individual country having sales in excess of $15 million;

•	the value of fixed assets, consisting primarily of office equipment and automobiles, did not exceed $1 million;

•	the value of other assets (primarily product inventory and receivables from customers) fluctuated at a peak level less than or near to annual sales; and

•	liabilities were a de minimis amount.

Accordingly, Syngenta respectfully submits that its operations in Sudan and Cuba are individually and in the aggregate, quantitatively immaterial to its business, financial condition and results of operations.

With respect to qualitative factors, Syngenta notes that it is a non-U.S. company and believes that it is conducting operations in Sudan and Cuba in compliance with applicable laws. Syngenta has no operations in Syria.

Syngenta will continue to monitor carefully its operations in Sudan and Cuba. Syngenta has no current plans to increase significantly the size of, or alter the nature of, its operations in these countries. However, should the quantitative size or qualitative nature of these operations become significant or pose a material investment risk to its security holders, Syngenta will provide additional disclosure regarding such operations in its annual report on Form 20-F, to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

Syngenta is aware of various state and municipal governments, universities, and other investors having proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, since 2011 Syngenta has received inquiries regarding the nature and extent of its operations in Sudan, Cuba and/or Syria from one state employee retirement fund, from one asset manager on behalf of an investor and from one global research company that provides social research to institutional clients who integrate social criteria into their investment decisions. Syngenta has in each case replied to these inquiries. In addition, Syngenta is not aware of any instances since 2011 of any investor’s decision to divest their Syngenta shares because Syngenta operates in one or more of the subject countries. Syngenta has not identified any other actions towards it or its securities which are related to any proposed or adopted divestment or similar initiatives or any material divestments of Syngenta’s securities as a result of such initiatives.

To Syngenta’s knowledge, state and municipal pension and other funds are not currently significant security holders of Syngenta, holding in the aggregate approximately 0.8 percent of outstanding shares. Therefore, Syngenta believes there is little potential impact of the investor sentiment evidenced by divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Further, Syngenta confirms that it has considered the relevance of such initiatives to Syngenta’s business activities and does not believe that such initiatives have affected or will affect materially its reputation or share value or have or will lead to the material divestment of Syngenta’s securities but notes that the Annual Report discloses such initiatives, which would alert any investor that might consider them material. Syngenta will continue to monitor such initiatives that have been proposed or adopted and whether they have any material impact on Syngenta and its security holders.

Item 5. Operating and Financial Review and Prospects, page 39

Operating Income by Segment, page 50

North America, page 51

3.
We note your disclosure that in regards to the decrease in general and administrative expenses, the decrease in 2013 results in part from increased income from granting access by others to Syngenta product registration data. Please explain to us the nature and amount of this income and tell us why you believe it is appropriate to record the amount as a reduction to general and administrative expense.

Response:

The nature of the income Syngenta receives from granting access by others to its product registration data is related to the U.S. Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”). Under FIFRA, after a ten-year period of exclusive use by a company of product registration data submitted to the U.S. Environmental Protection Agency (“EPA”) as part of the registration process for a new chemical active ingredient, other companies may use the data in support of their application submitted to the EPA to register a product using the same active ingredient, provided that compensation is paid to the company that produced the data.

In 2013, Syngenta’s North America segment received $17 million of such product registration data compensation (2012: $8 million; 2011: $6 million). According to IAS 18 paragraph 7, for an item to meet the definition of revenue, it must arise “in the course of the ordinary activities of [the reporting] entity”. As granting access to its proprietary registration data is not part of Syngenta’s ordinary activities and the compensation therefrom does not result from the culmination of an earnings process, Syngenta does not believe including the compensation in sales revenue would be appropriate. Items of this nature would normally be reported in an “Other income” line item in the Consolidated Income Statement, however, because these other income amounts are immaterial, they are not presented separately but rather are included as a reduction of Other general and administrative. The compensation recorded in 2013 represents approximately 3 percent of Syngenta’s total Other general and administrative of $667 million (2012: 1 percent of $785 million; 2011: 1 percent of $654 million) and 0.1 percent of Syngenta’s total Sales of $14,688 million (2012 and 2011: less than 0.1 percent).

Critical Accounting Estimates, page 75

4.
We note your disclosure on page 75 of MD&A that refers to the Critical Accounting Estimates as disclosed in Notes 2 and 30 to the consolidated financial statements. Please revise to include a separate section disclosing Critical Accounting Estimates within MD&A. Please note that this section is not expected to be a duplication of the disclosure in the notes to the financial statements but should address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.
Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response:

As discussed during a telephone conversation on June 12, 2014 between Claire Erlanger, SEC Staff member, and Jim Arbour, Syngenta’s Head of Group Financial Reporting and SOX Compliance and as per Syngenta’s response to the Staff’s letter of June 17, 2011 regarding Syngenta’s Annual Report on Form 20-F for the year ended December 31, 2010, Syngenta’s discussion of its critical accounting estimates located in Note 2 of its consolidated financial statements (pages F-13 to F-17 of the 2013 20-F) is designed to respond not only to the International Accounting Standard (“IAS”) 1.125-133 requirements to disclose “Sources of estimation uncertainty” but also to the SEC’s requirements in FR-72. Although the two requirements are worded differently, they are similar in content. In Syngenta’s view, its combined disclosure in Note 2 of its consolidated financial statements meeting both requirements, to which the topic in Item 5 of the Annual Report is cross referenced, continues to be helpful and convenient to users of the Annual Report, because similar information is located in one place.

The relevant facts and circumstances related to Syngenta’s discussion in Form 20-F of its critical accounting estimates have not changed since Syngenta’s response on the same matter included in its June 30, 2011 letter responding to the Staff’s letter dated June 17, 2011. This response in 2011, which was accepted by the Staff, included for each then existing critical accounting estimate a description of how Syngenta’s discussion included in Note 2 to the consolidated financial statements complies with the requirements of Item 5 of Form 20-F.

Notes to the Financial Statements

Note 7. Income Taxes, page F-27

5.
We note from the reconciliation of the effective tax rate, that the taxation based on the Swiss tax rate of 22% is reduced during 2011, 2012, and 2013 due to income taxed at different rates. Please explain to us the nature of these differing tax rates that have resulted in a reduced income tax charge during these years.

Response:

The Swiss statutory tax rate applicable to Syngenta, calculated as disclosed in Note 7 to the consolidated financial statements, was 23 percent in 2011 and 22 percent in 2012 and 2013. While much of Syngenta’s income before tax arises in Switzerland, as disclosed in Note 7, it also has income that arises in, and is taxable in, multiple jurisdictions which have different statutory tax rates to Switzerland. However, Syngenta calculates during the period from 2011 to 2013 that the approximate overall net impact on the tax rate of lower statutory tax rates than Switzerland in some jurisdictions is offset by higher statutory tax rates in other jurisdictions.

The lower effective tax rate due to income taxed at different rates is then largely due to the following factors:

•
Syngenta has significant expenditures in Research & Development (“R&D”), and several countries, including the United States, the United Kingdom, Brazil, Canada and France allow enhanced tax reductions for R&D expenditures that exceed the effect of deducting actual expenditures from taxable profit. Depending on the nature of the tax regulations, these are accounted for either as non-taxable grants or as reductions in the rate or amount of income taxes payable, with both having the effect of reducing the effective tax rate below the normal statutory level.

•
Other countries, including in Syngenta’s case Switzerland and France, tax income generated from intellectual property and other intangible assets at a lower tax rate than the normal statutory tax rate.

•
Several countries in which Syngenta operates allow tax holidays for a defined period following investment by foreign-owned investors such as Syngenta, or have agreed to advance pricing agreements (“APA”) which offer a lower tax rate than the normal statutory tax rate of the country to encourage inward investment and/or additional employment. These agreements typically cover a limited timeframe and profits related to specific activities. Syngenta operates regional supply chain, marketing and R&D activities in several countries where these arrangements are in place.

•
Several countries have agreed APAs with regard to treasury, investment and group funding activities, where the tax rate on income from these activities is less than the normal statutory tax rate of the country. Syngenta operates regional treasury centers in some of these countries.

The level of profit covered by the above factors, and the respective contributions to income tax reduction of the various tax concessions Syngenta has described above, has varied from year to year. In particular, the profit generated from intellectual property in Switzerland varied during the period from 2011 to 2013. As described in Item 5 to the Annual Report, the profit subject to this reduced tax rate was lower in 2013 than in 2012, which included the gain from the recognition of guaranteed minimum royalties for the “604” corn rootworm trait. Syngenta expects the level of profit covered by the above four factors to continue to vary from year-to-year in the future.

Note 23. Employee share participation plans, page F-46

6.
We note from that you have presented certain disclosures with respect to your share based payment arrangements in CHF rather than in US dollars, your reporting currency. Please revise to also present any disclosures of the exercise prices and grant date fair values of your share based payment arrangements in US dollars since this is the reporting currency that has been used to prepare your consolidated financial statements.

Response:

Syngenta believes that providing CHF per share information in Note 23 to the consolidated financial statements is useful to investors because most Syngenta shareholders hold Syngenta AG ordinary shares with a CHF par value listed on the SIX Swiss Exchange. Syngenta also presents market price per share information in Item 9 of the Annual Report in the respective currency, CHF for the shares listed on the SIX Swiss Exchange and US dollars for the ADSs listed on the New York Stock Exchange, against which the information disclosed in Note 23 can be compared by users. However, following the Staff’s comment, Syngenta will also present in future filings the US dollar equivalent amounts per share adjacent to the CHF per share figures in Note 23.

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The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me (+41-61-323-5362) or James Halliwell, Group Financial Controller (+41-61-323-7074), with any questions you may have with respect to the foregoing.  Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) of Davis Polk & Wardwell LLP, Syngenta’s counsel, with respect to this letter.

Very truly yours, /s/ John Ramsay	/s/ Christoph Maeder

John Ramsay Chief Financial Officer	Christoph Maeder Head Legal and Taxes

cc:

Michael Mack
James Halliwell
Syngenta AG

Michael Kaplan
Davis Polk & Wardwell LLP

Nigel Jones
Ernst & Young AG

Richard Broadbelt
KPMG AG